UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

August 1st, 2024

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Developing the circular economy for lubricants in Europe: TotalEnergies Acquires Tecoil, a Lubricant Used Oil Regeneration Specialist (July 1, 2024).

Exhibit 99.2	Disclosure of Transactions in Own Shares (July 1, 2024).

Exhibit 99.3	TotalEnergies’ Latest Pangea Supercomputer Tackles the Energy Transition (July 2, 2024).

Exhibit 99.4	Digital Innovation: TotalEnergies to Partner with SLB for a more sustainable energy (July 3, 2024).

Exhibit 99.5	Disclosure of Transactions in Own Shares (July 8, 2024).

Exhibit 99.6	United Arab Emirates: TotalEnergies Strengthens its Position in the Emirates through its Partnership in Ruwais LNG (July 10, 2024).

Exhibit 99.7	Disclosure of Transactions in Own Shares (July 15, 2024).

Exhibit 99.8	TotalEnergies and SSE join forces and create Source, a new major player in EV charging in the UK & Ireland (July 16, 2024).

Exhibit 99.9	Nigeria: TotalEnergies sells its interest in SPDC JV, retaining interest in gas supply to Nigeria LNG (July 17, 2024).

Exhibit 99.10	Disclosure of Transactions in Own Shares (July 22, 2024).

Exhibit 99.11	Integrated Power in Germany: TotalEnergies Launches New 100 MW / 200 MWh Battery Storage Development (July 24, 2024).

Exhibit 99.12	Netherlands: TotalEnergies acquires a stake in the OranjeWind offshore wind farm in view of supplying green hydrogen to its European refineries and lowering their emissions (July 24, 2024).

Exhibit 99.13	Second quarter and first half 2024 results (July 25, 2024).

Exhibit 99.14	TotalEnergies announces the second interim dividend of €0.79/share for fiscal year 2024, an increase close to 7% compared to 2023 (July 25, 2024).

Exhibit 99.15	TotalEnergies publishes its financial report for first half 2024 (July 26, 2024).

Exhibit 99.16	South Africa: TotalEnergies exits from offshore Blocks 11B/12B and 5/6/7 (July 29, 2024).

Exhibit 99.17	Disclosure of Transactions in Own Shares (July 29, 2024).

Exhibit 99.18	Renewables: TotalEnergies Acquires a Portfolio of Hydropower Projects in Africa to Deploy its Multi-Energy Strategy (July 30, 2024).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: August 1st, 2024	By:	/s/ GWENOLA JAN
		Name:	Gwenola Jan
		Title:	Company Treasurer